Filed Pursuant to Rule 424(b)(3)
File No. 333-140842

CORPORATE PROPERTY ASSOCIATES 17 — GLOBAL
INCORPORATED

Prospectus Supplement No. 1 Dated December 7, 2007
To Prospectus Dated November 2, 2007

This prospectus supplement (the “Prospectus Supplement”) is part of, and should be read in conjunction with, the prospectus of Corporate Property Associates 17 — Global Incorporated, dated November 2, 2007 (the “Prospectus”). Unless the context indicates otherwise, the information contained in this Prospectus Supplement supercedes the information contained in the Prospectus. Terms used but not defined in the Prospectus Supplement shall have the meanings given to them in the Prospectus. A copy of the Prospectus will be provided by Corporate Property Associates 17 — Global Incorporated upon request.

ESTIMATED USE OF PROCEEDS

The definition of “Other Organization and Offering Expenses” on page 50 of the Prospectus is amended and restated in its entirety as follows:

(4)	“Other Organization and Offering Expenses” represent all expenses incurred in connection with our qualification and registration of our shares including registration fees paid to the SEC, the Financial Industry Regulatory Authority, or FINRA, (formerly known as the National Association of Securities Dealers, Inc.) and state regulatory authorities, issuer legal expenses, advertising, sales literature, fulfillment, escrow agent, transfer agent and other miscellaneous costs. The amounts of certain of the “Other Organization and Offering Expenses” are not determinable at this time. To the extent “Other Organization and Offering Expenses” exceed four percent of the gross proceeds of this offering and our distribution reinvestment plan, the excess will be paid by Carey Asset Management with no recourse to us. See “Management Compensation.”

MANAGEMENT COMPENSATION

The following shall be added as the last sentence of the text under the heading “Estimated Amount” relating to the reimbursement for organization and offering expenses on page 52 of the Prospectus:

Amounts that may be reimbursed to broker-dealers and certain other costs are not determinable at this time.

MANAGEMENT

Advisory Agreement

The third full paragraph on page 93 of the Prospectus is amended and restated in its entirety as follows:

We will pay directly or reimburse Carey Asset Management for all of the costs incurred in connection with organization and offering expenses, which include expenses attributable to preparation, printing, filing and delivery of any registration statement or prospectus (including any amendments thereof or supplements thereto), qualification of the shares for sale under state securities laws, escrow arrangements, filing fees and expenses attributable to selling the shares, including, but not limited to, advertising expenses, expense reimbursement, counsel and accounting fees; provided, however, that the advisor will be responsible for the payment of all other organization and offering expenses in excess of four percent of the gross offering proceeds. The amounts of certain of the organization and offering expenses are not determinable at this time.

THE OFFERING/PLAN OF DISTRIBUTION

The last full paragraph on page 154 of the Prospectus is amended and restated in its entirety as follows:

Carey Financial will receive a selling commission in an amount equal to $0.65 per share on sales made by Carey Financial and the selected dealers in this offering, all of whom must be members in good standing of FINRA. Carey Financial will, in turn, re-allow $0.65 per share of the selling commissions to selected dealers for shares they sell. Carey Financial will additionally receive a wholesaling fee of $0.15 per share for wholesaling expenses. We also will pay a selected dealer fee of up to $0.20 per share sold by the selected dealers to Carey Financial. All or a portion of this fee will be re-allowed to any selected dealer which enters into an addendum to the selected dealer agreement with Carey Financial. Generally, we will not pay any portion of the selected dealer fee to selected dealers unless they have a prescribed minimum annual sales volume of shares of our common stock and they agree to provide one or more of the following services: (i) provide internal marketing support personnel and marketing communications vehicles to assist Carey Financial in the promotion of us; (ii) respond to investors’ inquiries concerning monthly statements, valuations, distribution rates, tax information, annual reports, reinvestment and redemption rights and procedures, the financial

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status of us and the markets in which we have invested; (iii) assist investors with reinvestments and redemptions; and/or (iv) provide other services requested by investors from time to time and maintain the technology necessary to adequately service investors. To the extent a selected dealer is entitled to all or a portion of the selected dealer fee, the selected dealer may elect to defer over time its receipt of the selected dealer fee to which it is entitled. In such event, the selected dealer fee to be re-allowed will be paid to the selected dealer over a period of up to ten years (which period will be agreed upon by Carey Financial and the selected dealer) until the selected dealer fee payable to the selected dealer has been paid in full. Further, if listing of our shares occurs, any remaining deferred portion of the selected dealer fee payable to the selected dealer will become immediately due and payable. In addition, Carey Financial may reimburse certain of our broker-dealers for (i) technology costs and (ii) other costs and expenses associated with the offering, the facilitation of the marketing of our shares and the ownership of such shares by our broker-dealers’ customers. These costs will be paid from Carey Financial’s $0.15 per share wholesaling fee. There is a possibility that these reimbursements may cause the aggregate compensation paid to an individual selected dealer to exceed ten percent of its sales. For a more complete discussion of all compensation and fees paid in connection with the offering, see “Management Compensation.” We have agreed to indemnify Carey Financial and selected dealers against specified liabilities, including liabilities under the Securities Act.

The second full paragraph on page 155 of the Prospectus is amended and restated in its entirety as follows:

We will pay other organizational and offering expenses in connection with the offering which are estimated to be $10,000,000 if the maximum of 200,000,000 shares are sold in the offering. If we sell the maximum of 250,000,000 shares in the offering and pursuant to our distribution reinvestment plan, we will pay organizational and offering expenses of approximately $11,000,000. Amounts that may be reimbursed to broker-dealers and certain other costs are not determinable at this time. If the aggregate of all other organization and offering expenses exceeds four percent of the gross proceeds, our advisor will be responsible for the excess.

The fifth full paragraph on page 156 of the Prospectus is amended and restated in its entirety as follows:

Clients of selected investment advisors (other than any investment advisor that is also registered as a broker-dealer) will be purchasing shares in this offering at $9.00 per share, which is net of all selling commissions, selected dealer fees and wholesaling fees.

PRIOR PERFORMANCE TABLES

The following shall be added below the heading “PRIOR PERFORMANCE TABLES” in Annex A on page A-1 of the Prospectus:

The information contained in the following tables reflects historical information of the Prior Programs as of the dates, and for the periods, presented. Since December 31, 2006, certain of the Prior Programs have engaged, and in the future may engage, in dispositions of assets that may result in such Prior Programs having to restate their financial results for prior periods to reflect the assets sold or held for sale as discontinued operations pursuant to Statement of Financial Accounting Standards 144, or SFAS 144. The following tables do not give effect to any such restatements by the Prior Programs and will not do so until the Prior Programs themselves are required to restate their financial information.

TABLE II
Compensation to Advisor as of December 31, 2006(1)

The amount in line item “Acquisition fees — real estate commissions and mortgage placement fees” in Table II on page A-2 of the Prospectus is amended and restated as follows:

Acquisition fees — real estate commissions and mortgage placement fees	70,935,898

TABLE V
Sales or Dispositions of Properties as of December 31, 2006

The total amounts under the columns titled “Cash received net of closing costs” and “Total Proceeds Received From Sale” in Table V on page A-7 of the Prospectus are amended and restated, respectively, as $331,303,363 and $513,995,246.

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